

July 23, 2010

Richard J. Faleschini
President and Chief Executive Officer
BioSphere Medical, Inc.
1050 Hingham Street
Rockland, MA 02370

> **Re: BioSphere Medical, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed June 10, 2010**
> **File No. 000-23678**

Dear Mr. Faleschini:

We have completed our limited review of your filing and have no further comments at this time. If you have any questions, please contact Louis Rambo at (202) 551- 3289 or Mary Beth Breslin, Senior Attorney, at (202) 551-3625.

Sincerely,

Russell Mancuso
Branch Chief

cc (fax):   Cynthia T. Mazareas, Esq.
              Wilmer Cutler Pickering Hale and Dorr LLP